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                                                                   Exhibit 99.99

News release via Canada NewsWire, Toronto 416-863-9350

       Attention Business/Medicine Editor:
       STUDY SHOWS E1-I.N.T.(TM) REGENERATES HUMAN INSULIN PRODUCING CELLS

TORONTO, SEP. 29 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition")
(TSX: TTH) announced that a study demonstrating E1-I.N.T.(TM) can stimulate the regeneration of human islet cells was published in abstract form in the current quarterly issue of the Canadian Journal of Diabetes. A full presentation of the study data will occur during the Canadian Diabetes Association & Canadian Society of Endocrinology and Metabolism annual conference in Edmonton, Alberta, October 19-22, 2004.

"These new findings add to a growing body of data supporting the regenerative capability of E1-I.N.T.(TM) therapy. In previously published studies, E1-I.N.T.(TM) therapy was able to regenerate islet cells in multiple diabetes animal models, regenerate human islet cells in vitro and now has regenerated human islet cells transplanted in animals," said Dr. Tony Cruz, chairman and CEO of Transition, "The exploratory Phase IIa trials currently underway will provide data on the regenerative effects of E1-I.N.T.(TM) in both type I and type II diabetes patients."

In the published study, pancreatic islet cells from adult human organ donors were implanted into immunodeficient mice. The mice received two weeks of E1-I.N.T.(TM) treatment and were monitored for an additional eight weeks. At the end of the study, the number of human insulin producing cells in the E1-I.N.T.(TM) treated mice had increased more than 10-fold compared to the placebo group. Further, increases for indicators of the newly created pancreatic stem cells and mature insulin-producing islet cells corroborate E1-I.N.T.(TM) therapy's stimulatory effects on human islet cell expansion.

The abstract is entitled, "Epidermal Growth Factor (EGF) and Gastrin Combination Therapy Stimulates Human Islet Inducing Proliferation of Duct Cells and their Expression of Endocrine Differentiation Transcription Factors." This data will be presented by a leading diabetes researcher and Transition collaborator, Dr. Alex Rabinovitch, the Co-Director of the Muttart Diabetes Research and Training Centre at the University of Alberta.

The I.N.T.(TM) technology platform, covered by a broad patent portfolio, is based on the discovery that a short course of injections of naturally occurring peptides can regenerate insulin-producing cells in the body. Two lead I.N.T.(TM) products are currently under development: 1) E1-I.N.T.(TM), a combination of Transition's epidermal growth factor analogue ("E1") and gastrin analogue ("G1"), has completed two Phase I clinical trials, commenced enrolment for exploratory Phase IIa clinical trials to evaluate efficacy, safety and tolerability of E1-I.N.T.(TM) in type I and type II diabetes patients; and 2) GLP1- I.N.T.(TM), a combination of one of the leading diabetes drug

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candidates, Glucagon-Like-Peptide-1 ("GLP-1"), with G1, which is currently in pre-clinical development.

In August 2004, Transition licensed these products to Novo Nordisk A/S for upfront and milestone payments worth up to U.S. $48 million plus commercial milestones and royalties.

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition is currently enrolling patients for a Phase II clinical trial for MS-I.E.T. in patients with multiple sclerosis, and exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in patients with type I and type II diabetes, and a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

%SEDAR: 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
         (TTH.)
CO: Transition Therapeutics Inc.
CNW: 08:52e 29-SEP-05